Exhibit 99.1

Second Quarter 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Second Quarter Highlights

•                  April 5, 2010: Perifosine receives U.S. Food and Drug Administration (“FDA”) Fast Track Designation for the Phase 3 X-PECT (Xeloda® + Perifosine Evaluation in Colorectal cancer Treatment) registration trial.

•                  April 8, 2010: Initiation of a Phase 3 registration trial with perifosine in refractory advanced colorectal cancer.

•                  April 15, 2010: Positive Scientific Advice from the European Medicines Agency (“EMA”) for the Phase 3 program with perifosine in multiple myeloma. Therefore, the ongoing trial is expected to be sufficient for registration in Europe.

•                  April 20, 2010: Presentations at the annual meeting of the American Association for Cancer Research in Washington, D.C., of preclinical data on Erk inhibitor, AEZS-131, and on Erk/PI3K dual inhibitor, AEZS-132, as well as preclinical data from a study sponsored by the National Institutes of Health with perifosine in oncology.

•                  April 20, 2010: Completion of a US$15.0 million registered direct offering with certain institutional investors.

•                  April 23, 2010: Regained compliance with Nasdaq’s minimum bid price listing requirement.

•                  May 6, 2010: Received orphan drug designation from the FDA for AEZS-108, our doxorubicin targeted conjugate compound, for the treatment of ovarian cancer.

•                  May 12, 2010: Received approval from the FDA for our Investigational New Drug (“IND”) application for AEZS-108 in luteinizing hormone-releasing hormone (“LHRH”) receptor-positive urothelial (bladder) cancer.

•                  May 17, 2010: Received positive opinion for orphan medicinal product designation from the Committee for Orphan Medicinal Products (“COMP”) of the EMA, for AEZS-108 for the treatment of ovarian cancer.

•                  May 17, 2010: Publication of an article in the May 12, 2010 issue of the Journal of the National Cancer Institute, entitled “In Vitro and In Vivo Inhibition of Neuroblastoma Tumor Cell Growth by AKT Inhibitor Perifosine,” demonstrating the single agent activity of perifosine in neuroblastoma tumor preclinical models.

•                  June 7, 2010: Presentation at the annual meeting of the American Society of Clinical Oncology (“ASCO”) of positive efficacy and safety data for AEZS-108 in ovarian cancer.

•                  June 7, 2010: Presentation at the ASCO annual meeting of Phase 1 data on single agent perifosine in the treatment of recurrent pediatric solid tumors, including patients with advanced brain tumors and neuroblastoma.

•                  June 8, 2010: Report at the ASCO annual meeting of Phase 2 results confirming a statistically significant improvement in both time to tumor progression and overall survival with perifosine, in combination with capecitabine (Xeloda®), in the treatment of advanced metastatic colorectal cancer.

•                 June 21, 2010: Presentation at the 92nd Annual Endocrine Society (“ENDO”) Meeting and Expo of positive data on AEZS-130, a ghrelin mimetic for diagnostic and therapeutic use.

•                  June 21, 2010: Completion of a US$12.1 million registered direct offering with certain institutional investors.

•                  June 28, 2010: Announcement of a collaboration with Almac Group Ltd.’s (“Almac”) Diagnostic division to develop a companion diagnostic for AEZS-108 in cancer.

•                  June 29, 2010: EMA issues positive Scientific Advice for Phase 3 trial with perifosine in colorectal cancer. Therefore, the ongoing trial is expected to be sufficient for registration in Europe.

Subsequent to Quarter-End

•                  July 8, 2010: Presentation at the 7th International Congress of Neuroendocrinology in Rouen, France, of a scientific poster, entitled “Use of the Orally Active Ghrelin Mimetic AEZS-130 as a Simple Test for the Diagnosis of Growth Hormone (GH) Deficiency (GHD) in adults (AGHD)”.

•                  July 14, 2010: Perifosine receives orphan drug designation by the FDA for the treatment of neuroblastoma, a cancer of the nervous system affecting mostly children and infants for which there are no FDA approved therapies.

Introduction

The following Management’s Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows of Æterna Zentaris Inc. for the three-month and six-month periods ended June 30, 2010. In this MD&A, the “Company”, “we”, “us”, “our” and “the Group” mean Æterna Zentaris Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in the Company’s interim consolidated financial statements and related notes thereto as at June 30, 2010 and for the three-month and six-month periods ended June 30, 2010 and 2009. Our interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for financial information, which differ in certain respects from United States generally accepted accounting principles (“US GAAP”).

All amounts in this MD&A are presented in US dollars, except for share, option and warrant data, per share and per warrant data and as otherwise noted.

About Forward-Looking Statements

This document contains forward-looking statements, which reflect our current expectations regarding future events. Forward-looking statements may include words such as “anticipate”, “believe”, “could”, “expect”, “goal”, “guidance”, “intend”, “may”, “objective”, “outlook”, “plan”, “seek”, “should”, “strive”, “target” and “will”.

Forward-looking statements involve risks and uncertainties, many of which are discussed in this MD&A. Results or performance may differ significantly from expectations. For example, the results of current clinical trials cannot be foreseen, nor can changes in policy or actions taken by such regulatory authorities as the FDA, the EMA, the Therapeutic Products Directorate of Health Canada or any other organization responsible for enforcing regulations in the pharmaceutical industry.

Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on any forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.

About Material Information

This MD&A includes the information we believe to be material to investors after considering all circumstances, including potential market sensitivity. We consider information and disclosures to be material if they result in, or would reasonably be expected to result in, a significant change in the market price or value of our securities, or where it is likely that a reasonable investor would consider the information and disclosures to be important in making an investment decision.

The Company is a reporting issuer under the securities legislation of all of the provinces of Canada, and its securities are registered with the United States Securities and Exchange Commission. The Company is therefore required to file or provide continuous disclosure information such as interim and annual financial statements, a MD&As, proxy circulars, annual reports on Form 20-F, material change reports and press releases with the appropriate securities regulatory authorities. Copies of these documents may be obtained free of charge on request from the office of the Secretary of the Company or on the Internet at the following addresses: www.aezsinc.com, www.sedar.com and www.sec.gov.

Company Overview

Æterna Zentaris Inc. (TSX: AEZ, Nasdaq: AEZS) is a late-stage drug development company specialized in oncology and endocrine therapy.

Our pipeline encompasses compounds at all stages of development, from drug discovery through marketed products. The highest priorities for the Company in oncology are perifosine, for which we have a Phase 3 program in multiple myeloma and in colorectal cancer, combined with a Phase 2 program in a number of different cancers, and AEZS-108, for which we have a Phase 2 program in advanced endometrial and advanced ovarian cancer, combined with potential developments in other cancer indications. In endocrinology, our lead program is our Phase 3 trial with AEZS-130 (SolorelTM) as a growth hormone (“GH”) stimulation test for the diagnosis of GH deficiency in adults (“AGHD”).

Additionally, we are advancing in AEZS-112, an oral anticancer agent which involves three mechanisms of action (tubulin, topoisomerase II and angiogenesis inhibition) in Phase 1, as well as several preclinical programs with targeted potential development candidates.

We also continue to perform targeted drug discovery activities from which we are able to derive preclinical candidates. This drug discovery includes high throughput screening systems and a library of more than 120,000 compounds.

We are currently at a stage in which some of our products and product candidates are being further developed or marketed jointly with strategic partners.

Key Developments for the Three Months Ended June 30, 2010

Drug Development

Status of our drug pipeline as at August 11, 2010

Discovery	Preclinical	Phase 1	Phase 2	Phase 3	Commercial
120,000 compound library

AEZS-120

Prostate cancer vaccine
(oncology)

AEZS-129, 131 and 132
Erk & PI3K inhibitors (oncology)

AEZS-127

ErPC (oncology)

AEZS-123

Ghrelin receptor antagonist (endocrinology)

AEZS-115

Non-peptide LHRH antagonists

(endocrinology and/or oncology)

		AEZS-112 (oncology) AEZS-130 Therapeutic in cancer cachexia and other indications (endocrinology)	Perifosine • Multiple cancers AEZS-108 • Ovarian cancer • Endometrial cancer	Perifosine • Multiple myeloma • Colorectal cancer AEZS-130 (SolorelTM) • Diagnostic in adult growth hormone deficiency (endocrinology)	Cetrotide® (in vitro fertilization)
Partners
			Perifosine: Keryx North America Handok Korea (oncology)	Perifosine: Keryx North America Handok Korea (oncology)	Cetrotide®: Merck Serono (World ex-Japan) Nippon Kayaku / Shionogi Japan

ONCOLOGY

Perifosine

Perifosine is an orally active PI3K/Akt pathway inhibitor in two Phase 3 registration trials, one in multiple myeloma and the other in refractory advanced colorectal cancer, each of which is conducted and sponsored by Keryx Biopharmaceuticals, Inc. (“Keryx”), our partner and licensee for perifosine for North America, under a Special Protocol Assessment (“SPA”) reached with the FDA, which has also granted perifosine orphan drug status in multiple myeloma and Fast Track designations in both indications. Perifosine has also been granted orphan medicinal product designation from the EMA in multiple myeloma. In addition, perifosine has received positive advice from the EMA for both the multiple myeloma and colorectal cancer programs. Perifosine currently is also in multiple Phase 1 and 2 clinical studies, including renal cell cancer, pediatric cancer and various other cancers.

The compound modulates several key signal transduction pathways, including Akt, MAPK, and JNK, which have been shown to be critical for the survival of cancer cells. Perifosine has demonstrated single agent antitumor activity in Phase 1 and Phase 2 studies.

On April 5, 2010, our partner, Keryx, was granted Fast Track designation by the FDA for the Phase 3 X-PECT (Xeloda® + Perifosine Evaluation in Colorectal cancer Treatment) registration trial.

On April 8, 2010, our partner, Keryx announced the initiation of a Phase 3 registration trial with perifosine in refractory advanced colorectal cancer. The Phase 3 trial is being conducted pursuant to a SPA with the FDA. Approximately 40 to 50 U.S. sites will participate in the study. Keryx expects enrollment to take approximately 12 to 14 months, with study results expected in the second half of 2011.

On April 15, 2010, we received Positive Scientific Advice from the EMA for the Phase 3 program with perifosine in multiple myeloma. Therefore, the ongoing trial is expected to be sufficient for registration in Europe.

On May 17, 2010, we announced the publication of an article in the May 12, 2010 issue of the Journal of the National Cancer Institute entitled “In Vitro and In Vivo Inhibition of Neuroblastoma Tumor Cell Growth by AKT Inhibitor Perifosine,” demonstrating the single agent activity of perifosine in neuroblastoma tumor preclinical models.

On June 7, 2010, we announced that Phase 1 data of perifosine in recurrent pediatric solid tumors had been presented in the pediatric solid tumor poster discussion session held at the 46th annual ASCO meeting in Chicago. This study, conducted by the Memorial Sloan-Kettering Cancer Center pediatric group, marks the first time that perifosine has been administered in a pediatric patient setting.

This Phase 1 study of perifosine for recurrent pediatric solid tumors is a single center, open-label, dose-escalating study to assess safety, tolerability, pharmacokinetics (“PK”), and to identify any dose limiting toxicity (“DLT”) of single agent perifosine in pediatric patients with any solid tumor that has failed standard therapy. Eleven patients (4 males, 7 females), at a median age of 13 years (5-18) were treated in this study to date. The following tumor types were treated thus far: high-grade glioma (5), medulloblastoma (2), neuroblastoma (3), and ependymoma (1). Most patients were heavily pretreated, with a median of three prior lines of therapy. Cohorts of three patients were treated at three dose levels of perifosine after a loading dose on day 1, and taking into account the drug’s long half-life (t1/2 100 hours). No DLTs were observed at any of the three dose levels; dose level 4 is currently open for accrual. PK data thus far suggests similar drug absorption by pediatric patients relative to adult patients treated with single agent perifosine.

Of particular interest are the early signs of clinical activity observed in two of the three patients with Stage 4 refractory neuroblastoma. Both patients were refractory to prior treatments upon entering the study and achieved stable disease for 48 weeks and 55+ weeks (ongoing). The investigators concluded that perifosine is well-tolerated in children with recurrent solid tumors and that these early signals of activity warrant further investigation in patients with advanced neuroblastoma and select brain tumors. Previously, perifosine has been shown to target activation of Akt in neuroblastoma cells and xenografts and to significantly inhibit tumor growth in vivo and improve the survival of mice bearing neuroblastoma tumors.

On June 8, 2010, we reported Phase 2 results at the ASCO annual meeting, confirming a statistically significant improvement in both time to tumor progression and overall survival with perifosine, in combination with capecitabine (Xeloda®), in the treatment of advanced metastatic colorectal cancer.

On June 29, 2010, we announced that we had received positive Scientific Advice from the EMA regarding the Phase 3 trial for the development of perifosine in refractory advanced colorectal cancer. The Scientific Advice from the EMA indicates that the ongoing study, in conjunction with safety data generated from other clinical studies with perifosine, is considered sufficient to provide all data necessary to support a marketing authorization of perifosine in advanced colorectal cancer. We do not intend to initiate any additional studies with perifosine for this indication. Therefore, for the development of perifosine in both multiple myeloma and colorectal cancer, we believe that the planned North American clinical program, sponsored by our partner Keryx, is now sufficient for approval in Europe and in many countries in the rest of the world, where we hold rights for our compound.

AEZS-108

AEZS-108 represents a new targeting concept in oncology leading to personalized medicine, using a cytotoxic peptide conjugate, which is a hybrid molecule composed of a synthetic peptide carrier and a well known cytotoxic agent, doxorubicin. The design of this product allows for the specific binding and selective uptake of the cytotoxic conjugate by LHRH receptor-positive tumors. Ongoing Phase 2 trials, in advanced endometrial cancer and advanced ovarian cancer have met their predefined primary efficacy endpoints. Positive results for the Phase 2 trial in ovarian cancer were disclosed in June 2010 at the ASCO annual meeting, while results in endometrial cancer are expected by year-end.

On May 6, 2010, we announced that we had received orphan drug designation from the FDA for AEZS-108 for the treatment of ovarian cancer. Orphan drug designation is granted by the FDA’s Office of Orphan Products Development to novel drugs or biologics that treat a rare disease or condition affecting fewer than 200,000 patients in the U.S. The designation provides  a drug developer with a seven-year period of U.S. marketing exclusivity if the drug is the first of its type approved for the specified indication or if it demonstrates superior safety, efficacy, or a major contribution to patient care versus another drug of its type previously granted the designation for the same indication.

On May 12, 2010, we announced that the FDA had approved our IND application for AEZS-108 in LHRH receptor-positive urothelial (bladder) cancer. Following this approval from the FDA, we expect to initiate a Phase 2 clinical trial in this indication in the second half of 2010. This trial will be conducted at the Sylvester Comprehensive Cancer Center at the University of Miami Miller School of Medicine, and will include up to 64 patients, male and female, with advanced LHRH-receptor positive urothelial (bladder) cancer. The study will be conducted in two parts: first, a dose-finding part in up to 12 patients; subsequently, a selected dose will be studied for its effect on progression-free survival.

On May 17, 2010, we announced that we had received a positive opinion for orphan medicinal product designation from the COMP of the EMA, for AEZS-108 for the treatment of ovarian cancer. Orphan medicinal product designation is granted by the European Commission, following a positive opinion from the COMP, to a medicinal product that is intended for the diagnosis, prevention or treatment of a life-threatening or a chronically debilitating condition affecting not more than five in 10,000 persons in the Community when the application for designation is submitted. Orphan medicinal product designation provides the sponsor with access to the Centralized Procedure for the application for marketing authorization, protocol assistance, up to a 100% reduction in fees related to a marketing authorization application, pre-authorization inspection and post-authorization activities, and could provide ten years of market exclusivity in the European Union for AEZS-108, once approved for the treatment of ovarian cancer.

On June 7, 2010, Prof. Gunter Emons, Chairman, Department of Obstetrics & Gynaecology Georg-August University Göttingen, Germany, presented positive efficacy and safety data for AEZS-108 in ovarian cancer at the ASCO Annual Meeting. The poster (abstract #5035), entitled “Phase 2 study of AEZS-108, a targeted cytotoxic LHRH analog, in patients with LHRH receptor positive platinum resistant ovarian cancer” (G. Emons, S. Tomov, P. Harter, J. Sehouli, P. Wimberger, A. Staehle, L. C. Hanker, F. Hilpert, P. Dall and C. Gruendker, for the AGO Study Group), details the use of AEZS-108 in women with histologically confirmed taxane-pretreated platinum-resistant/refractory LHRH receptor-positive advanced (FIGO III or IV) or recurrent ovarian cancer. Patients received a recommended dose of 267 mg/m2 by intravenous infusion over 2 hours, with retreatment every 3 weeks, for up to 6 courses. Response rate (RECIST and/or GCIG criteria) was defined as the primary endpoint. Secondary endpoints were safety, time-to-progression and overall survival.

42 patients with platinum-resistant ovarian cancer entered the study. Efficacy included partial response in 5 patients (11.9%) and stable disease for more than 12 weeks in 11 patients (26.2%). Based on those data, a Clinical Benefit Rate of 38% can be estimated. Median time to progression and overall survival were 3.5 months (104 days) and 15.6 months (475 days), respectively. In all, tolerability of AEZS-108 was good and commonly allowed retreatment as scheduled. Only one patient (2.4%) had a dose reduction, and overall, 25 of 170 (14.7%) courses were given with a delay, including also cases in which delay was not related to toxicity. Severe (Grade 3 or 4) toxicity was mainly restricted to rapidly reversible hematologic toxicity (leukopenia / neutropenia) associated with fever in 3 cases. Good tolerability of AEZS-108 was also reflected with only a few patients with non-hematological toxicities of grade 3 (none with Grade 4), including single cases (2.4%) each of nausea, constipation, poor general condition, and an enzyme elevation. No cardiac toxicity was reported.

On June 28, 2010, we announced that we had concluded a collaborative study with Almac’s Diagnostics division for AEZS-108, aimed at determining LHRH receptor expression through the development of a companion diagnostic tool. Selection for treatment with AEZS-108 is determined on the basis of LHRH receptor expression, currently measured immunohistochemically. In humans, LHRH receptors are expressed in ovarian, endometrial, breast, bladder, prostate and pancreatic tumors. This state of the art companion diagnostic tool will allow us to develop improved methods of selecting the most appropriate patients to be treated with AEZS-108 in order to enhance the efficiency of our clinical trials and help us with the future successful development of AEZS-108 in a number of different LHRH expressing cancers.

ENDOCRINOLOGY

AEZS-130

AEZS-130 (macimorelin), a GH secretagogue, is a novel synthetic small molecule acting as a ghrelin agonist that is orally active and stimulates the secretion of GH. A pivotal Phase 3 trial has been initiated in the U.S. to investigate its safety and efficacy as a GH stimulation test for the diagnosis of AGHD for which orphan drug status has been granted by the FDA. We are currently discussing with the FDA the best way to successfully complete this trial and file a New Drug Application (“NDA”).

On June 21, 2010, we presented positive data at the 92nd ENDO Meeting and Expo on AEZS-130 for diagnostic and therapeutic use. The preclinical data showed that AEZS-130 is a potent and safe oral synthetic GH-releasing compound with potential utility as a diagnostic test for growth hormone deficiencies. In addition to the diagnostic indication, we believe that, based on the results of Phase 1 studies, AEZS-130 (SolorelTM) has potential applications for the treatment of cachexia, a condition frequently associated with severe chronic diseases such as cancer, chronic obstructive pulmonary disease and Acquired Immune Deficiency Syndrome, or AIDS.

Corporate Developments

On April 20, 2010, we completed a registered direct offering of 11,111,111 units, with each unit consisting of one common share and a warrant to purchase 0.40 of a common share, at a price of $1.35 per unit (the “April 2010 Offering”).

Total proceeds raised upon completion of the April 2010 Offering amounted to $15.0 million, less cash transaction costs of approximately $1.3 million. The securities described above were offered by us pursuant to a shelf prospectus dated March 12, 2010 and a prospectus supplement dated April 15, 2010.

We granted warrants (the “April 2010 Investor Warrants”) to the investors who participated in the April 2010 Offering. Each April 2010 Investor Warrant entitles the holder to purchase 0.40 of a common share at an exercise price of $1.50 per share. The April 2010 Investor Warrants are exercisable between October 20, 2010 and October 20, 2015, and, upon complete exercise, would result in the issuance of an aggregate of 4,444,444 common shares.

We estimated the fair value attributable to the April 2010 Investor Warrants of $3.6 million as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied: a risk-free annual interest rate of 2.56%, expected volatility of 87.3%, an expected term of 5 years, a dividend yield of 0.0% and an issue-date market share price of $1.24. Transaction costs allocated to the April 2010 Investor Warrants amounted to approximately $0.3 million.

The April 2010 Investor Warrants may be exercised, at the option of the holder, by cash payment of the exercise price or, upon the existence of certain conditions, by “cashless exercise”, which means that in lieu of paying the aggregate exercise price for the shares being purchased upon exercise of the warrants in cash, the holder would receive the number of shares underlying the warrants equal to the quotient obtained by applying a formula, as defined by the terms of each April 2010 Investor Warrant. We will not receive additional proceeds to the extent that these warrants are exercised by cashless exercise.

The exercise price and number of common shares issuable on exercise of the April 2010 Investor Warrants may be adjusted in certain circumstances, including stock dividends or splits, subsequent rights offerings, pro-rata distributions and pursuant to transactions involving the merger or consolidation of the Company with another entity or other Fundamental Transaction, as defined in the warrant.

Additionally, and notwithstanding anything to the contrary, in the event of any type of Fundamental Transaction, as defined in the warrant, we or any successor entity shall, at our option, have the right to require the holders thereof to exercise the April 2010 Investor Warrants, or, at the holder’s option, purchase the April 2010 Investor Warrants from the holders by paying the holders an amount of cash equivalent to the Black-Scholes value, as defined, of the remaining unexercised portion of the Investor warrant on the date of the consummation of an aforementioned Fundamental Transaction.

On June 21, 2010, we completed a second registered direct offering of 8,805,964 units, with each unit consisting of one common share and a warrant to purchase 0.50 of a common share, at a price of $1.3725 per unit (the “June 2010 Offering”).

Total proceeds raised upon completion of the June 2010 Offering amounted to $12.1 million, less cash transaction costs of approximately $0.8 million. The securities described above were offered by us pursuant to a shelf prospectus dated March 12, 2010 and a prospectus supplement dated June 15, 2010.

We granted warrants (the “June 2010 Investor Warrants”) to the investors who participated in the June 2010 Offering. Each June 2010 Investor Warrant entitles the holder to purchase a common share at an exercise price of $1.3725 per share. The June 2010 Investor Warrants are exercisable between June 21, 2010 and June 21, 2015, and, upon complete exercise, would result in the issuance of an aggregate of 4,402,982 common shares.

We estimated the fair value attributable to the June 2010 Investor Warrants of $3.5 million as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied: a risk-free annual interest rate of 2.05%, expected volatility of 89.3%, an expected term of 5 years, a dividend yield of 0.0% and an issue-date market share price of $1.18. Transaction costs allocated to the June 2010 Investor Warrants amounted to approximately $0.2 million.

The June 2010 Investor Warrants may be exercised, at the option of the holder, by cash payment of the exercise price or, upon the existence of certain conditions, by “cashless exercise”, as defined and discussed above. We will not receive additional proceeds to the extent that warrants are exercised by cashless exercise.

The exercise price and number of common shares issuable on exercise of the June 2010 Investor Warrants may be adjusted in certain circumstances, including stock dividends or splits, subsequent rights offerings, pro-rata distributions and pursuant to transactions involving the merger or consolidation of the Company with another entity or other Fundamental Transaction, as defined in the warrant.

Additionally, and notwithstanding anything to the contrary, in the event of any type of Fundamental Transaction, as defined in the warrant, we or any successor entity shall, at our option, have the right to require the holders thereof to exercise their June 2010 Investor Warrants, or, at the holder’s option, purchase the June 2010 Investor Warrants from the holders by paying the holders an amount of cash equivalent to the Black-Scholes value, as defined, of the remaining unexercised portion of the June 2010 Investor Warrant on the date of the consummation of an aforementioned Fundamental Transaction.

We also granted warrants (the “June 2010 Compensation Warrants”) to the sole placement agent (and to certain of its designated representatives) engaged in connection with the June 2010 Offering. Each June 2010 Compensation Warrant entitles the holder to purchase a common share at an exercise price of $1.7156 per share. The June 2010 Compensation Warrants are exercisable between June 15, 2010 and June 15, 2015, and, upon complete exercise, would result in the issuance of 264,178 common shares.

We estimated the fair value attributable to the June 2010 Compensation Warrants of $0.2 million as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied: a risk-free annual interest rate of 2.04%, expected volatility of 89.4%, an expected term of 5 years, a dividend yield of 0.0% and an issue-date market share price of $1.18. The initial fair value of the June 2010 Compensation Warrants has been accounted for as additional transaction costs, since the instruments were granted to the sole placement agent as part of the terms of the underlying engagement and in recognition of the efforts made in connection with the June 2010 Offering.

The terms of the June 2010 Compensation Warrants, with the exception of the exercise price and contractual period of exercise, are substantially the same as those underlying the June 2010 Investor warrants discussed above.

Interim Consolidated Results of Operations

Interim Consolidated Statements of Operations

(in thousands, except for share and per share data)

(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
	$	$	$	$
Revenues
Sales and royalties	5,165	5,427	10,881	10,398
License fees and other	419	2,952	1,125	4,092
	5,584	8,379	12,006	14,490
Operating expenses
Cost of sales, excluding depreciation and amortization	4,415	4,545	9,032	8,239
Research and development costs, net of tax credits and grants	5,029	12,076	10,730	23,513
Selling, general and administrative expenses	3,129	3,102	5,921	6,656
Depreciation and amortization
Property, plant and equipment	242	331	505	642
Intangible assets	358	563	747	1,120
	13,173	20,617	26,935	40,170
Loss from operations	(7,589)	(12,238)	(14,929)	(25,680)
Other income (expenses)
Interest income	31	118	89	272
Foreign exchange gain (loss)	3,108	(960)	4,510	(60)
	3,139	(842)	4,599	212
Net loss for the period	(4,450)	(13,080)	(10,330)	(25,468)

Net loss per share
Basic and diluted	(0.06)	(0.24)	(0.15)	(0.48)
Weighted average number of shares
Basic and diluted	72,918,880	53,655,087	68,031,569	53,422,571

Revenues

Revenues are derived primarily from sales and royalties as well as from license fees. Sales are derived from Cetrotide® (cetrorelix acetate solution for injection), marketed for reproductive health assistance for in vitro fertilization, as well as from active pharmaceutical ingredients. Royalties are derived indirectly from ARES Trading S.A.’s (“Merck Serono”) net sales of Cetrotide® and represent the periodic amortization, under the units-of-revenue method, of the proceeds received in connection with the 2008 sale to Cowen Healthcare Royalty Partners L.P. (“Cowen”) of the underlying future royalty stream.

Sales and royalties were $5.2 million and $10.9 million for the three-month and six-month periods ended June 30, 2010, respectively, compared to $5.4 million and $10.4 million for the same periods in 2009. We expect sales and royalties to remain relatively stable, excluding the impact of foreign exchange rate fluctuations, for the remainder of 2010.

License fees are derived from non-periodic milestone payments, research and development (“R&D”) contract fees and amortization of upfront payments received from our licensing partners.

License fee and other revenues decreased to $0.4 million and $1.1 million for the three-month and six-month periods ended June 30, 2010, respectively, compared to $3.0 million and $4.1 million for the same respective periods in 2009, due mainly to the absence, in 2010, of amortization of an upfront license fee payment related to our agreement with sanofi-aventis U.S. LLC (“sanofi-aventis”), which was entered into in March 2009 and subsequently terminated, in connection with our now discontinued development program involving cetrorelix for the treatment of benign prostatic hyperplasia (“BPH”).

License fee and other revenues are expected to remain relatively stable for the remainder of 2010, compared to the second quarter of 2010.

Operating Expenses

Cost of sales, excluding depreciation and amortization, amounted to $4.4 million and $9.0 million for the three-month and six-month periods ended June 30, 2010, respectively, compared to $4.5 million and $8.2 million for the same periods in 2009. Cost of sales as a percentage of sales and royalties was approximately 85% and 83%, respectively, compared to 84% and 79%, respectively, in 2009.

R&D costs include: employee compensation and fringe benefits; third-party costs; building rental, service and maintenance; and other expenses, as shown in the first table below. Third-party R&D costs consist of, among other expenses, external studies and collaborative work performed by contract research organizations, laboratory supplies and services, active pharmaceutical ingredient (or raw material) costs and patent protection expenses. These third-party costs are tracked by product or project, as shown in the second table below. All other R&D costs, including Company employee compensation and benefits, are not charged to specific products or projects, since the number of clinical and preclinical product candidates or development projects tends to vary from period to period and since internal resources are utilized across multiple projects over any given period of time.

R&D costs, net of tax credits and grants, totalled $5.0 million and $10.7 million for the three-month and six-month periods ended June 30, 2010, respectively, compared to $12.1 million and $23.5 million for the same periods in 2009. The comparative decrease in net R&D costs is primarily attributable to the winding down and termination of development activities related to cetrorelix in BPH.

We expect net R&D costs to decrease slightly in the third quarter of 2010, compared to the second quarter of 2010. Overall, we expect that net R&D costs will decrease to between $18.0 million and $20.0 million for the full year 2010, as compared to full year 2009, particularly given the absence of future development activities related to cetrorelix in BPH and given our primary focus on developing perifosine. We note that perifosine-related development activities are sponsored by our North American license partner, Keryx.  Additionally, future comparative cost reductions are expected to result from the fact that development efforts related to AEZS-108 and AEZS-130 each require lower investment at the current time, compared to previous cetrorelix-related R&D activities.

The following table summarizes our net R&D costs by nature of expense:

(in thousands)

(unaudited)

	Three months ended June 30, 2010	Six months ended June 30, 2010
	$	$
Employee compensation and fringe benefits	2,322	4,716
Third-party costs	2,175	4,814
Facilities rent and maintenance	428	892
Other costs	380	750
R&D tax credits and grants	(276)	(442)
	5,029	10,730

The following table summarizes primary third-party R&D costs, by product candidate, incurred by the Company during the three-month and six-month periods ended June 30, 2010:

(in thousands, except percentages)

(unaudited)

			Three months ended June 30, 2010		Six months ended June 30, 2010
Product candidate	Status	Indication	$	%	$	%
Cetrorelix	Phase 3*	BPH*	296	13.6	1,867	38.8
AEZS-108	Phase 2	Oncology	1,346	61.9	1,467	30.5
Perifosine	Phases 2 and 3	Oncology	254	11.7	391	8.1
AEZS-130 (SolorelTM)	Phase 3	Endocrinology (diagnostic)	—	—	168	3.5
AEZS-112	Phase 1	Oncology	—	—	178	3.7
AEZS-129, 131 and 132 / Erk PI3K	Preclinical	Oncology	172	7.9	400	8.3
Other	Preclinical	Multiple	107	4.9	343	7.1
			2,175	100.0	4,814	100.0

*     Development activities substantially terminated and residual contractual obligations predominantly satisfied. These costs were reimbursed in part by sanofi-aventis.

Third-party R&D costs are expected to continue to decrease in future periods, given the lower required investment in many of the compounds in our pipeline.

Selling, general and administrative (“SG&A”) expenses were $3.1 million for each of the three-month periods ended June 30, 2010 and 2009.

SG&A expenses were $5.9 million for the six-month period ended June 30, 2010, compared to $6.7 million for the same period in 2009. This decrease is related to euro-to-US dollar exchange rate fluctuations, due to the comparative weakening in 2010 of the euro vis-à-vis the US dollar, and to the continued implementation of general and administrative cost-saving measures.

We expect that SG&A expenses incurred in the third quarter of 2010 will be slightly lower in comparison with the second quarter of 2010, excluding the impact of foreign exchange rate fluctuations. Overall, we expect a significant decrease of SG&A expenses for the full year 2010, as compared to full year 2009 results.

Loss from operations decreased to $7.6 million and $14.9 million for the three-month and six-month periods ended June 30, 2010, respectively, from $12.2 million and $25.7 million for the same periods in 2009. These decreases result primarily from our having incurred lower net R&D costs in 2010, partly offset by the comparative decrease in revenues, as discussed above.

Other income (expenses) for the three-month and six-month periods ended June 30, 2010 totalled $3.1 million and $4.6 million, respectively, compared to ($0.8 million) and $0.2 million, respectively, for the same periods in 2009. These increases are primarily attributable to higher foreign exchange gains having been recorded in connection with the remeasurement of our Canadian entity’s financial statements into the Group’s functional currency, the euro, during 2010, as compared to 2009. Those gains have resulted largely from the weakening in 2010 of the euro vis-à-vis the Canadian dollar (“CAN$”) and as that exchange rate has been applied on a periodic basis to monetary versus non-monetary balances.

Net loss for the three-month period ended June 30, 2010 was $4.5 million, or $0.06 per basic and diluted share, compared to $13.1 million, or $0.24 per basic and diluted share, for the same period in 2009, while for the six-month period ended June 30, 2010, net loss was $10.3 million, or $0.15 per basic and diluted share, compared to $25.5 million, or $0.48 per basic and diluted share, for the same period in 2009. These decreases are mainly related to lower comparative net R&D costs and higher foreign exchange gains, partly offset by the comparative decrease in revenues, as discussed above.

Interim Consolidated Balance Sheet Information

(in thousands)

(unaudited)

	As at June 30, 2010	As at December 31, 2009
	$	$

Cash and cash equivalents	45,311	38,100
Accounts receivable and other current assets	9,325	10,913
Restricted cash	755	878
Property, plant and equipment	3,301	4,358
Other long-term assets	26,824	32,013
Total assets	85,516	86,262

Accounts payable and other current liabilities	14,784	19,211
Current portion of long-term payable	56	57
Long-term payable	113	143
Non-financial long-term liabilities*	48,054	57,625
Total liabilities	63,007	77,036
Shareholders’ equity	22,509	9,226
Total liabilities and shareholders’ equity	85,516	86,262

* Comprised mainly of deferred revenues and employee future benefits.

The increase in cash and cash equivalents as at June 30, 2010, compared to December 31, 2009, is due to the receipt of net proceeds upon completion of the April 2010 Offering and the June 2010 Offering, discussed above, partially offset by recurring disbursements and other variations in components of our working capital, as well as by the comparative weakening in 2010 of the euro vis-à-vis the US dollar.

The decrease in accounts payable and other current liabilities results to a large degree from settlements of trade payables and other accrued expenses, including balances representing certain residual obligations related to former cetrorelix activities.

The decreases in other long-term assets and non-financial long-term liabilities are primarily attributable to the aforementioned foreign exchange fluctuation impact.

The increase in shareholders’ equity from December 31, 2009 to June 30, 2010 is attributable to an increase in share capital and warrants, following the completion of the registered direct offerings discussed above, partly offset by the increase in our deficit due to the net loss for the six months ended June 30, 2010 and to the decrease in accumulated other comprehensive income, which in turn is comprised of cumulative translation adjustments.

Financial Liabilities, Obligations and Commitments

We have certain contractual obligations and commercial commitments. Commercial commitments mainly include R&D services and manufacturing agreements related to the production of Cetrotide® and to other R&D programs. The following table summarizes future cash requirements with respect to these obligations.

(in thousands)

(unaudited)

	Payments due by period
	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
	$	$	$	$	$
Operating lease commitments	10,572	1,151	3,593	3,451	2,377
Commercial commitments	2,546	1,624	922	—	—
Long-term payable	169	56	113	—	—
Total	13,287	2,831	4,628	3,451	2,377

Outstanding Share Data

As at August 11, 2010, there were 83,138,663 common shares issued and outstanding, as well as 6,187,355 stock options outstanding. Warrants outstanding as at August 11, 2010 represent a total of 13,105,540 equivalent common shares.

Capital disclosures

Our objective in managing capital is to ensure sufficient liquidity to fund our R&D activities, SG&A expenses, working capital and capital expenditures.

We endeavour to manage our liquidity to minimize dilution to our shareholders. Non-dilutive activities have included the sale of non-core assets and rights to future royalties, collection of investment tax credits and grants, interest income, licensing fees, service and royalties. More recently, however, we have raised additional capital via registered direct offerings, including the most recent of such transactions, discussed above.

Our capital management objective remains the same as that of previous periods. Our dividend policy is to retain cash in order to have funds available to finance the activities required to advance our product development pipeline.

We are not subject to any capital requirements imposed by any regulators or any other external source.

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any given time and on the availability of funding from investors and prospective commercial partners.

Liquidity, Cash Flows and Capital Resources

We endeavour to finance our operations and capital expenditures mainly through cash flows from product sales, license fee revenues and other non-dilutive activities. However, we have also completed registered direct offerings during the year ended December 31, 2009 and more recently, in April and June 2010, as discussed above.

Our cash and cash equivalents amounted to $45.3 million as at June 30, 2010, compared to $38.1 million as at December 31, 2009. Possible additional operating losses and/or possible investments in complementary businesses or products may require additional financing. As at June 30, 2010, cash and cash equivalents of the Company included CAN$0.8 million and €2.3 million.

Based on our assessment, which took into account current cash levels, the completion of our most recent registered direct offerings, discussed above, as well as our strategic plan and corresponding budgets and forecasts, we believe that we have sufficient liquidity and financial resources to fund planned expenditures and other working capital needs for at least, but not limited to, the 12-month period following the balance sheet date of June 30, 2010.

We may endeavour to secure additional financing, as required, through strategic alliance arrangements or through other non-dilutive activities, as well as via the issuance of new share capital.

The variations in our liquidity by activity are explained below.

Operating Activities

Net cash used in operating activities was $6.0 million for the three-month period ended June 30, 2010, compared to $16.1 million for the same period in 2009. The significant decrease in net cash used in operating activities is primarily due to the lower cash R&D expenses, lower expense prepayments, lower trade accounts payable settlements, as well as higher comparative accounts receivable settlements.

Cash flows used in operating activities were $16.8 million for the six-month period ended June 30, 2010, compared to $0.9 million for the same period in 2009. The significant increase in cash used in operating activities is primarily due to the inclusion in 2009 of non-refundable net proceeds received from sanofi-aventis in connection with our agreement related to cetrorelix in BPH (subsequently terminated), amounting to $27.0 million. The increase in cash used was partly offset by significantly lower expense prepayments during the six months ended June 30, 2010, compared to the same period in 2009.

We expect net cash used in operating activities to remain relatively stable in future quarters, compared to the second quarter of 2010.

Financing Activities

Net cash provided by financing activities amounted to $25.1 million for each of the three-and six-month periods ended June 30, 2010, compared to $9.2 million for each of the same periods in 2009. The comparative increase is attributable almost exclusively to the receipt of net cash proceeds in connection with the April 2010 Offering and the June 2010 Offering.

Critical Accounting Policies and Estimates

There have been no significant changes in our accounting policies since December 31, 2009, with the exception of the application of the new accounting guidance discussed below. A complete description of our critical accounting policies and estimates can be found in our consolidated financial statements as at and for the year ended December 31, 2009. A summary of pertinent differences between Canadian and US GAAP can be found in note 26 to our annual 2009 financial statements, while significant differences in the measurement and disclosure between Canadian and US GAAP as at and for the period ended June 30, 2010 are provided in note 11 to our interim consolidated financial statements.

New Accounting Standards

Accounting standards not yet adopted

In December 2009, the Emerging Issues Committee (“EIC”) of the Canadian Institute of Chartered Accountants (“CICA”) issued abstract EIC-175, “Multiple Deliverable Revenue Arrangements” (“EIC-175”), which requires a vendor to allocate arrangement consideration at the inception of an arrangement to all deliverables using the relative selling price method. EIC-175 also changes the level of evidence of the standalone selling price required to separate deliverables when more objective evidence of the selling price is not available. Given the requirement to use the relative selling price method of allocating arrangement consideration, EIC-175 prohibits the use of the residual method. EIC-175 may be applied prospectively and is applicable to revenue arrangements with multiple deliverables entered into or materially modified in the first annual fiscal period beginning on or after January 1, 2011, with early adoption permitted. We are currently evaluating the impact that this guidance may have on our consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

We are currently evaluating the potential impact that could result from preparing our consolidated financial statements in accordance with IFRS, given that the Canadian Accounting Standards Board confirmed that IFRS will replace current Canadian standards and interpretations as Canadian GAAP for publicly accountable enterprises. The adoption of IFRS will have an impact on our consolidated financial statements, as well as on certain operational and performance measures, beginning on January 1, 2011.

As previously disclosed, we have developed a formal plan for IFRS conversion and the related transition from current standards. To date, we have completed a full diagnostic, in which all existing international standards were examined in comparison with corresponding Canadian guidance, and significant differences between IFRS and Canadian GAAP were documented in order to plan for more detailed analysis, which is the focus of our conversion project’s solutions development phase, currently underway.

The key elements of our conversion plan and related status are provided below.

Key element	Solutions development activities	Status
Accounting policies

Detailed review of IFRS guidance expected to be in effect on December 31, 2011 in order to perform quantitative and qualitative analyses of pertinent differences between those standards and current Canadian GAAP.

This review is substantially complete.

Preparation of technical memoranda in order to analyze and substantiate any changes in accounting policy that will be required as of the date of transition to IFRS.

Most technical memoranda have been prepared and are in the process of being reviewed and finalized. Certain changes in accounting policies have been identified and confirmed (see some of our preliminary conclusions below).

	Consideration of optional and mandatory exemptions available under IFRS 1.	See below for an update regarding IFRS 1.

Information technology (“IT”) and information-gathering	Identification of any changes to systems or processes that will be required in order to comply with the provisions of IFRS, both during the year of transition and upon first-time adoption.

The impact on our systems and information-gathering processes is being evaluated in connection with the identification of necessary policy changes. We do not anticipate any significant changes to any of our current IT systems.

Internal control over financial reporting

Review and revision, where necessary, of any internal controls or related activities (including disclosure controls and procedures) following the identification of significant changes that are expected to result upon conversion to IFRS and during the year of transition.

We are in the process of reviewing current internal control documentation to ensure that key controls and activities are appropriate vis-à-vis any policy changes identified. We are also designing and implementing controls related to our year of transition comparative quarterly and annual consolidated financial statements.

Training	Provision of support and training to ensure that appropriate personnel have adequate knowledge of IFRS.

Together with a third-party consultant, we have been working to develop and transition pertinent IFRS knowledge to affected employees. Additionally, we have provided updates, on a quarterly basis, to our Audit Committee and executive management team.

Our solutions development activities completed to date have allowed us to conclude that the adoption of certain international standards likely will result in a significant change to current accounting policies, reported financial statement amounts or disclosures. With the exception of IFRS 1, selected areas of international guidance examined to date that are relevant to our business, and the corresponding expected impact that likely will result from the application thereof, are presented below.

Accounting topic	Accounting difference and expected impact
Impairment of assets — discounting of estimated future cash flows

International Accounting Standard (“IAS”) 36, Impairment of Assets (“IAS 36”), introduces the “value in use” concept, which, if used to determine a given asset’s recoverable amount, requires the use of future cash flows that are discounted using a pre-tax rate that reflects an assessment of risks specific to the asset subject to impairment testing. Under Canadian GAAP, estimates of future cash flows used in assessing whether an impairment loss exists are not discounted. As a result, where there is an indication that an asset may be impaired, impairment losses are more likely to be recognized under IFRS, and we expect that the application of IAS 36 will result in a significant retroactive impairment charge related to Cetrotide®.

Financial instruments — contingent settlement provisions

IAS 32, Financial Instruments: Presentation (“IAS 32”), provides more precise guidance than Canadian GAAP with respect to the classification of financial instruments, including share purchase warrants, with contingent settlement provisions. Under Canadian GAAP, we have classified all outstanding share purchase warrants as shareholders’ equity, where the instruments are reported at their grant-date fair value. Under the provisions of IAS 32, these warrants would be classified as liabilities and marked to market at each reported balance sheet date, and any changes to fair value would be recognized in the consolidated statement of operations. This treatment is similar to current US GAAP requirements, which are discussed in note 11 to our interim consolidated financial statements as at June 30, 2010 and for the three-month and six-month periods ended June 30, 2010 and 2009.

Employee benefits — actuarial gains and losses

IAS 19, Employee Benefits (“IAS 19”), allows actuarial gains and losses to be recognized either in other comprehensive income or in profit or loss, so long as the treatment is consistent over all plans and over time. Under Canadian GAAP, we have recognized such gains or losses through profit or loss. However, management has decided that actuarial gains and losses will be recognized in other comprehensive income on a prospective basis (see also below).

It should be noted that the differences outlined above are not a complete list of topics that are or could become pertinent to our business. As such, as we advance our solutions development activities, we may identify other areas that could result in significant quantitative or qualitative impacts upon IFRS adoption or thereafter in comparison to currently applied Canadian GAAP.

As we continue to analyze any potential quantitative adjustments and policy decisions that need to be made upon full conversion to IFRS, we have reached some key preliminary conclusions related to the application of IFRS 1.

IFRS 1 provides authoritative guidance for use in the conversion of a set of financial statements (and interim financial reports for part of that period) from another basis of accounting to IFRS. The basic concept of IFRS 1 is that the adoption of IFRS should be applied retrospectively, meaning that an entity should present its first financial statements using IFRS as if IFRS had been applied and effective from the date of the entity’s inception. However, due to the fact that full retrospective application is unlikely to be achievable in a cost-effective manner, IFRS 1 offers certain optional exemptions to first-time preparers of IFRS financial statements. Any, all or none of these exemptions may be taken.

Presented below are our preliminary conclusions with respect to some key IFRS 1 optional exemptions, as applicable to our business.

Accounting topic	IFRS 1 exemption explained	Preliminary conclusion
Business combinations

IFRS 1 allows first-time preparers to elect not to restate business combinations that have occurred prior to the date of transition (January 1, 2010) in accordance with IFRS 3, Business Combinations (“IFRS 3”).

We will elect to apply this exemption and apply IFRS 3 only to any business combinations that may occur after the date of transition, without restating any prior business combinations.

Valuation of property, plant and equipment	IFRS 1 permits first-time preparers to measure selected assets at fair value and use that fair value as deemed cost of those assets in the transition date balance sheet.	We will not utilize this optional exemption and continue to use the cost model for property, plant and equipment as of the date of transition to IFRS.

Foreign currency translation adjustments	IFRS 1 permits first-time preparers to eliminate the cumulative translation adjustment (“CTA”) balance (a component of accumulated other comprehensive income) at the date of transition.	We will eliminate our date of transition CTA balance by adjusting our opening accumulated deficit.

Employee benefits — actuarial gains and losses

IFRS 1 permits first-time preparers to avoid applying retrospectively the change in accounting policy related to actuarial gains and losses pursuant to IAS 19 (discussed above) as of the date of transition to IFRS.

No opening balance sheet adjustment will be made to other comprehensive income related to actuarial gains and losses. Instead, those gains and losses will be recognized in other comprehensive income prospectively, beginning on January 1, 2010.

Other IFRS 1 exemptions will be considered as we continue to make progress in our conversion activities.

We will continue, on a quarterly basis, to provide information regarding the timing, status and impact of the aforementioned activities and of other key elements inherent in our IFRS conversion plan.

Quarterly Consolidated Results of Operations Information

(in thousands, except for per share data)

(unaudited)

	Quarters ended
	June 30, 2010	March 31, 2010	December 31, 2009	September 30, 2009
	$	$	$	$

Revenues	5,584	6,422	40,182	8,565
(Loss) earnings from operations	(7,589)	(7,340)	11,511	(9,789)
Net (loss) earnings	(4,450)	(5,880)	12,032	(11,288)
Net (loss) earnings per share
Basic and diluted	(0.06)	(0.09)	0.19	(0.19)

	Quarters ended
	June 30, 2009	March 31, 2009	December 31, 2008	September 30, 2008
		$	$	$

Revenues	8,379	6,111	7,244	11,029
Loss from operations	(12,238)	(13,442)	(16,315)	(12,386)
Net loss	(13,080)	(12,388)	(14,493)	(13,879)
Net loss per share
Basic and diluted	(0.24)	(0.23)	(0.27)	(0.26)

Net (loss) earnings per share is based on each reporting period’s weighted average number of shares outstanding, which may differ on a quarter-to-quarter basis.  As such, the sum of the quarterly net (loss) earnings per share amounts may not equal year-to-date net (loss) earnings per share.

Outlook for 2010

Perifosine

We expect to continue the development of perifosine in collaboration with our partner, Keryx, who is responsible, in accordance with the terms of our license agreement, for the development and registration of perifosine in North America. We have access to all corresponding data at no additional cost; hence, we expect to benefit from current development activities in order to achieve registration in territories excluding North America.

Our primary focus will be on the advancement of the ongoing Phase 3 registration studies in both multiple myeloma and refractory metastatic colorectal cancer, in conformity with the SPA recently received by Keryx from the FDA. Furthermore, we have obtained positive scientific advice from the EMA relative to a development and regulatory pathway so as to extend the reach of perifosine to European territories for the multiple myeloma and the refractory metastatic colorectal cancer indications. Consequently, we are not expecting to invest in any additional trials in Europe in multiple myeloma or refractory metastatic colon cancer, since the EMA does not require that any studies be performed in addition to the studies currently in progress.

We also expect to establish a registration strategy that will enable us to benefit from the Asian markets and from other attractive territories.

AEZS-108

We expect to perform, together with cooperative groups and clinical investigators, additional studies in endometrial or ovarian cancer, as well as in new indications, such as prostate cancer and bladder cancer. We will make appropriate decisions related to additional studies in consideration of our available financial resources and of the level of sponsorship that we are able to successfully obtain from other organizations.

AEZS-130 (SolorelTM)

Upon satisfactory discussions and agreement with the FDA, we expect to complete the Phase 3 program for AEZS-130 (SolorelTM) as a diagnostic test for AGHD, with the expectation to submit a corresponding NDA to the FDA in 2011.

Revenue expectations

License fee revenues are expected to decrease substantially in 2010, due to the known absence of future amortization of deferred revenues related to upfront payments already received. Additionally, excluding the impact of foreign exchange rate fluctuations, sales and royalties are expected to decrease slightly in 2010.

Cost reduction and development focus

During 2010, we expect to focus our R&D efforts on our later-stage compounds, including perifosine, AEZS-108 and AEZS-130 (SolorelTM). Earlier-stage projects will be associated with grants, R&D credits or collaboration agreements. We do not expect to pursue any development relating to cetrorelix or ozarelix. With our focused strategy, we can expect a reduction of our R&D expenses to between $18.0 million and $20.0 million for the whole of 2010, as compared to 2009.

With regard to our SG&A expenses, in light of the absence of future amortization of the royalty paid to Tulane of $3.0 million related to our agreement with sanofi-aventis and given additional cost-saving measures, we expect to reduce our costs in 2010 by approximately $5.0 million, as compared to 2009.

We now expect that our average monthly burn rate for the next six months will be approximately $2.2 million, excluding any non-dilutive cash-generating activities in which we may engage relating to the out-licensing of our advanced products.

We continue to endeavour to become a specialty pharmaceutical company focused on oncology and endocrinology with our own marketing activities in selected territories and to seek commercial partners in order to carry out our strategic objectives.

Financial and Other Instruments

Foreign Currency Risk

Since January 1, 2009, all foreign currency exposure risk on intra-group transactions has been eliminated, since the Company and all of its subsidiaries use the euro as their functional currency. However, since we operate internationally, we are exposed to currency risks as a result of potential exchange rate fluctuations. In particular, fluctuations in the US dollar and the Canadian dollar exchange rates vis-à-vis the euro could have a potentially significant impact on the Company’s results of operations.

For the three months ended June 30, 2010, we were not party to any forward-exchange contracts, and no forward-exchange contracts were outstanding as at August 11, 2010.

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash and accounts receivable. Cash and cash equivalents and restricted cash balances are maintained with high-credit quality financial institutions. Also, any accounts receivable balances due as at June 30, 2010 are insignificant, both individually and in the aggregate. Consequently, management considers the risk of non-performance related to cash and cash equivalents, restricted cash and accounts receivable to be minimal.

Generally, we do not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, we perform ongoing credit reviews of all our customers and establish an allowance for doubtful accounts when accounts are determined to be uncollectible.

Related Party Transactions and Off-Balance Sheet Arrangements

We did not enter into transactions with any related parties during the three months ended June 30, 2010.

As at June 30, 2010, we did not have any interest in variable interest entities or any other off-balance sheet arrangements.

Risk Factors and Uncertainties

Risks Associated with Operations

•                  Many of our products are currently at an early development stage. It is impossible to ensure that the R&D activities related to these products will result in the creation of profitable operations;

•                  We are currently developing our products based on R&D activities conducted to date, and we may not be successful in developing or introducing to the market these or any other new products or technology. If we fail to develop and deploy new products on a successful and timely basis, we may become non-competitive and unable to recover the R&D or other expenses we incur to develop and test new products;

•                  Even if successfully developed, our products may not gain market acceptance among physicians, patients, healthcare payers and the medical community, which may not accept or utilize our products.

If our products do not achieve significant market acceptance, our business and financial condition will be materially adversely affected. In addition, we may fail to further penetrate our core markets and existing geographic markets or successfully expand our business into new markets; the growth in sales of our products, along with our operating results, could be negatively impacted. Our ability to further penetrate our core markets and existing geographic markets in which we compete or to successfully expand our business into additional countries in Europe, Asia or elsewhere, to the extent we believe that we have identified attractive geographic expansion opportunities in the future, is subject to numerous factors, many of which are beyond our control. We cannot assure that our efforts to increase market penetration in our core markets and existing geographic markets will be successful. Our failure to do so could have an adverse effect on our operating results;

•                  We rely heavily on our proprietary information in developing and manufacturing our product candidates. Despite efforts to protect our proprietary rights from unauthorized use or disclosure, third parties may attempt to disclose, obtain or use our proprietary information or technologies;

•                  We have to forge and maintain strategic alliances to develop and market products in our current pipeline. If we are unable to reach agreements with such collaborative partners, or if any such agreements are terminated or substantially modified, we may be unable to obtain sufficient licensing revenue for our products, which might have a material adverse effect on their development and on us;

•                  There can be no assurance that we, our contract manufacturers or our partners, will be able, in the future, to continue to purchase products from our current suppliers or any other supplier on terms similar to current terms or at all. An interruption in the availability of certain raw materials or ingredients, or significant increases in the prices paid by us for them, could have a material adverse effect on our business, financial condition, liquidity and operating results. Also, we rely on third parties to manufacture and supply marketed products. At the same time we have certain supply obligations vis-à-vis our licensing partners who are responsible for the marketing of the products. To be successful, our products have to be manufactured in commercial quantities in compliance with quality controls and regulatory requirements. Even though it is our objective to minimize such risk by introducing alternative suppliers to ensure a constant supply at all times, we cannot guarantee that we will not experience supply shortfalls and, in such event, we may not be able to perform our obligations under contracts with our partners.

Cash Flows and Financial Resources

Based on our current plans, we will need to raise additional funds for future operating costs, research and development activities, preclinical studies, and clinical trials necessary to bring our potential products to market. We may endeavour to secure additional financing, as required, through strategic alliance arrangements, the issuance of new share capital or other securities, as well as through other financing opportunities. We believe that we would be able to obtain long-term capital, if necessary, to support our corporate objectives, including the clinical development program of our products.

However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our future cash requirements. It is possible that financing may not be available or, if available, will not be on acceptable terms. The availability of financing will be affected by the results of our preclinical and clinical development, the perifosine Phase 2 and Phase 3 studies, the AEZS-108 Phase 2 studies, as well as other ongoing studies from our pipeline. It can also be affected by our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, the status of our listing on the Nasdaq and TSX stock markets, strategic alliance agreements, and other relevant commercial considerations.

Our planned cash requirements may vary materially in response to a number of factors, including: R&D on our products; clinical trial results; increases in our manufacturing capabilities; changes in any aspect of the regulatory process; and delays in obtaining regulatory approvals. Depending on the overall structure of current and future strategic alliances, we may have additional capital requirements related to the further development of existing or future products.

We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk and, therefore, we are subject to foreign currency transaction and translation gains and losses. Foreign exchange risk is managed primarily by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency. However, with companies operating in foreign, non-euro zone countries, we are more exposed to foreign currency risk.

Key Personnel

Our success is also dependent upon our ability to attract and retain a highly qualified work force, and to establish and maintain close relations with research centers. The competition in that regard is very severe. Our success is dependent to a great degree on our senior officers, scientific personnel and consultants. The failure to recruit qualified staff and the loss of key employees could compromise the pace and success of product development.

Volatility of Share Prices

Share prices are subject to changes because of numerous different factors related to our activity, including reports of new information, changes in the Company’s financial situation, the sale of shares in the market, the Company’s failure to obtain results in line with the expectations of analysts, an announcement by the Company or any of our competitors concerning technological innovation, etc. During the past few years, shares of Æterna Zentaris, other biopharmaceutical companies, and the equity markets in general, have been subject to extreme fluctuations that were not necessarily related to the operational results of the companies affected. There is no guarantee that the market price of the Company’s shares will be protected from any such fluctuations in the future.

Delisting Risk

There can be no assurance that our common shares will remain listed on the Nasdaq Market. On January 21, 2010, we announced that we had received a notification from Nasdaq regarding the failure by the Company to comply with Nasdaq’s minimum bid price requirements. However, we regained compliance with these requirements on April 23, 2010. Nevertheless, if we fail to meet any of Nasdaq’s continued listing requirements and Nasdaq attempts to enforce compliance with its rules, our common shares may be delisted from Nasdaq. Any delisting of our common shares may adversely affect a shareholder’s ability to dispose, or obtain quotations as to the market value, of such shares.

A more comprehensive list of the risks and uncertainties affecting us can be found in our Annual Report or Form 20-F for the financial year ended December 31, 2009 filed with the Canadian Securities Regulatory Authorities at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov/edgar.shtml.  Investors are urged to consult such risk factors.

Changes in Internal Controls over Financial Reporting

There have been no changes in our internal control over financial reporting during the three-month period ended June 30, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

On behalf of management,

Dennis Turpin, CA
Senior Vice President and Chief Financial Officer
August 11, 2010

Interim Consolidated Financial Statements

(Unaudited)

Æterna Zentaris Inc.

As at June 30, 2010 and for the three-month and six-month periods ended

June 30, 2010 and 2009

(presented in thousands of US dollars)

Æterna Zentaris Inc.

Interim Consolidated Financial Statements

(Unaudited)

As at June 30, 2010 and for the three-month and six-month periods ended June 30, 2010 and 2009

Interim Consolidated Balance Sheets	2
Interim Consolidated Statements of Changes in Shareholders’ Equity	3
Interim Consolidated Statements of Operations and Comprehensive Loss	4
Interim Consolidated Statements of Cash Flows	5
Notes to Interim Consolidated Financial Statements	6

Æterna Zentaris Inc.

Interim Consolidated Balance Sheets

(in thousands of US dollars)

	As at June 30,	As at December 31,
(Unaudited)	2010	2009
	$	$
ASSETS
Current assets
Cash and cash equivalents	45,311	38,100
Accounts receivable
Trade	3,453	2,444
Other	883	992
Income taxes	103	113
Inventory (note 3)	3,759	4,415
Prepaid expenses and other current assets	1,127	2,949
	54,636	49,013
Restricted cash	755	878
Property, plant and equipment	3,301	4,358
Deferred charges and other long-term assets	4,108	4,733
Intangible assets (note 4)	13,926	17,034
Goodwill (note 4)	8,790	10,246
	85,516	86,262
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	9,710	11,919
Income taxes	531	965
Deferred revenues	4,543	6,327
Current portion of long-term payable	56	57
	14,840	19,268
Deferred revenues	37,556	45,919
Long-term payable	113	143
Employee future benefits (note 6)	10,432	11,640
Other long-term liability	66	66
	63,007	77,036
SHAREHOLDERS’ EQUITY
Share capital (notes 7 and 8)	59,623	41,203
Warrants (notes 7 and 8)	9,629	2,899
Other capital	80,226	79,943
Deficit	(137,868)	(127,538)
Accumulated other comprehensive income	10,899	12,719
	22,509	9,226
	85,516	86,262
Basis of presentation (note 1)
Evaluation of going concern (note 1)

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved by the Board of Directors

Juergen Ernst Director	Gérard Limoges Director

2

Æterna Zentaris Inc.

Interim Consolidated Statements of Changes in Shareholders’ Equity

For the six-month periods ended June 30, 2010 and 2009

(in thousands of US dollars, except share data)

(Unaudited)	Common shares (number of)	Share capital	Warrants	Other capital	Deficit	Accumulated other comprehensive income	Total
		$	$	$	$	$	$
Balance — December 31, 2009	63,089,954	41,203	2,899	79,943	(127,538)	12,719	9,226
Net loss	—	—	—	—	(10,330)	—	(10,330)
Issuances pursuant to registered direct offerings, net of transaction costs (note 7)	19,917,075	18,181	6,807	—	—	—	24,988
Issuance pursuant to the exercise of warrants (note 8)	116,667	223	(77)	—	—	—	146
Issuances pursuant to the exercise of stock options (note 8)	14,967	16	—	(5)	—	—	11
Foreign currency translation adjustments	—	—	—	—	—	(1,820)	(1,820)
Stock-based compensation costs	—	—	—	288	—	—	288
Balance — June 30, 2010	83,138,663	59,623	9,629	80,226	(137,868)	10,899	22,509

(Unaudited)	Common shares (number of)	Share capital	Warrants	Other capital	Deficit	Accumulated other comprehensive income	Total
		$	$	$	$	$	$
Balance — December 31, 2008	53,187,470	30,566	—	79,669	(102,814)	14,054	21,475
Net loss	—	—	—	—	(25,468)	—	(25,468)
Issuances pursuant to registered direct offering, net of transaction costs	5,319,149	6,865	1,608	—	—	—	8,473
Foreign currency translation adjustment	—	—	—	—	—	(1,235)	(1,235)
Stock-based compensation costs	—	—	—	124	—	—	124
Balance — June 30, 2009	58,506,619	37,431	1,608	79,793	(128,282)	12,819	3,369

	As at June 30,
(Unaudited)	2010	2009
	$	$
Accumulated other comprehensive income
Consisting of the following:
Foreign currency translation adjustments	10,899	12,816
Change in fair market value of short-term investments, net of income taxes	—	3

Accumulated other comprehensive income	10,899	12,819
Deficit	(137,868)	(128,282)
Total accumulated other comprehensive income and deficit	(126,969)	(115,463)

The accompanying notes are an integral part of these interim consolidated financial statements.

3

Æterna Zentaris Inc.

Interim Consolidated Statements of Operations and Comprehensive Loss

For the three-month and six-month periods ended June 30, 2010 and 2009

(in thousands of US dollars, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
(Unaudited)	2010	2009	2010	2009
	$	$	$	$
Revenues
Sales and royalties	5,165	5,427	10,881	10,398
License fees and other	419	2,952	1,125	4,092
	5,584	8,379	12,006	14,490
Operating expenses
Cost of sales, excluding depreciation and amortization	4,415	4,545	9,032	8,239
Research and development costs, net of tax credits and grants	5,029	12,076	10,730	23,513
Selling, general and administrative expenses	3,129	3,102	5,921	6,656
Depreciation and amortization
Property, plant and equipment	242	331	505	642
Intangible assets	358	563	747	1,120
	13,173	20,617	26,935	40,170
Loss from operations	(7,589)	(12,238)	(14,929)	(25,680)
Other income (expenses)
Interest income	31	118	89	272
Foreign exchange gain (loss)	3,108	(960)	4,510	(60)
	3,139	(842)	4,599	212
Net loss	(4,450)	(13,080)	(10,330)	(25,468)
Net loss per share
Basic and diluted	(0.06)	(0.24)	(0.15)	(0.48)
Weighted average number of shares (note 10)
Basic and diluted	72,918,880	53,655,087	68,031,569	53,422,571

Interim Consolidated Statements of Comprehensive Loss

	Three months ended June 30,		Six months ended June 30,
(Unaudited)	2010	2009	2010	2009
	$	$	$	$
Net loss	(4,450)	(13,080)	(10,330)	(25,468)
Other comprehensive (loss) income:
Foreign currency translation adjustments	(1,501)	62	(1,820)	(1,235)
Comprehensive loss	(5,951)	(13,018)	(12,150)	(26,703)

The accompanying notes are an integral part of these interim consolidated financial statements.

4

Æterna Zentaris Inc.

Interim Consolidated Statements of Cash Flows

For the three-month and six-month periods ended June 30, 2010 and 2009

(in thousands of US dollars)

	Three months ended June 30,		Six months ended June 30,
(Unaudited)	2010	2009	2010	2009
	$	$	$	$
Cash flows from operating activities
Net loss	(4,450)	(13,080)	(10,330)	(25,468)
Items not affecting cash and cash equivalents
Depreciation and amortization	600	894	1,252	1,762
Stock-based compensation costs	145	64	288	124
Employee future benefits	225	166	483	18
Amortization of deferred charges and other long-term assets	30	290	98	1,554
Amortization of deferred revenues	(1,414)	(2,666)	(2,954)	(4,728)
Foreign exchange (gain) loss on items denominated in foreign currencies	(3,101)	950	(4,503)	50
Amortization of prepaid expenses and other non-cash items	1,501	4,725	3,050	9,105
Changes in operating assets and liabilities (note 5)	438	(7,477)	(4,227)	16,719
Net cash used in operating activities	(6,026)	(16,134)	(16,843)	(864)

Cash flows from financing activities
Proceeds from issuance of common shares and warrants, net of cash transaction costs of $2,098 (note 7) in 2010 and $808 in 2009	24,988	9,192	24,988	9,192
Proceeds from the exercise of warrants (note 8)	146	—	146	—
Proceeds from the exercise of stock options (note 8)	11	—	11	—
Repayment of long-term payable	—	—	(27)	(24)
Net cash provided by financing activities	25,145	9,192	25,118	9,168

Cash flows from investing activities
Purchases of property, plant and equipment	(17)	(9)	(29)	(69)
Disposal of property, plant and equipment	—	4	—	4
Purchases of amortizable intangible assets	—	(280)	—	(280)
Net cash used in investing activities	(17)	(285)	(29)	(345)
Effect of exchange rate changes on cash and cash equivalents	(738)	2,050	(1,035)	(368)
Net change in cash and cash equivalents	18,364	(5,177)	7,211	7,591
Cash and cash equivalents — Beginning of period	26,947	61,994	38,100	49,226
Cash and cash equivalents — End of period	45,311	56,817	45,311	56,817

Cash and cash equivalents components:
Cash	40,268	29,027	40,268	29,027
Cash equivalents	5,043	27,790	5,043	27,790
	45,311	56,817	45,311	56,817

The accompanying notes are an integral part of these interim consolidated financial statements.

5

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at June 30, 2010 and for the three-month and six-month periods ended June 30, 2010 and 2009

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

1                                         Basis of presentation, use of estimates and evaluation of going concern

The accompanying interim consolidated financial statements of Æterna Zentaris Inc. (“the Company”) as at June 30, 2010 and for the three-month and six-month periods ended June 30, 2010 and 2009 are unaudited. They have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial information, which differ in certain respects from consolidated financial statements prepared in accordance with United States generally accepted accounting principles (“US GAAP”). The recognition, measurement and disclosure differences between Canadian GAAP and US GAAP, as they relate to the Company, are described in note 11. The unaudited consolidated financial statements reflect all adjustments which, in the opinion of the Company’s management, are necessary for a fair statement of the results of operations, financial position and cash flows for the interim periods presented. All such adjustments are of a normal recurring nature.

The accompanying interim consolidated financial statements comply with generally accepted accounting principles applicable to interim financial statements and have been prepared on a basis consistent with the Company’s annual consolidated financial statements as at and for the year ended December 31, 2009.

These interim consolidated financial statements do not include all of the disclosures applicable to annual consolidated financial statements. A full description of the Company’s accounting policies can be found in the Company’s consolidated financial statements as at and for the year ended December 31, 2009. While management believes that the disclosures presented are adequate and highlight all material changes during the quarter and year-to-date periods, these interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements.

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Those estimates and assumptions also affect the disclosure of contingencies at the date of the financial statements as well as the reported amounts of revenues and expenses during the reported periods. Significant estimates and judgments are generally made in connection with the calculation of revenues, research and development expenses, stock-based compensation costs, as well as in determining the allowance for doubtful accounts, inventory and provisions for obsolete inventory, future income tax assets and liabilities, the estimated useful lives of property, plant and equipment and intangible assets with finite lives, the valuation of intangible assets and goodwill, the fair value of stock options and warrants granted, employee future benefits and certain other accrued liabilities. The Company bases its estimates on historical experience, where relevant, and on various other assumptions that management believes to be reasonable under the circumstances. Actual results could differ from those estimates.

Evaluation of going concern, results of operations and management’s plans:

Management is required to make an assessment of the Company’s ability to continue as a going concern and takes into account all available information about the future, which is at least, but is not limited to, 12 months from the balance sheet date. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern. Management’s assessment took into account current cash levels, the completion of the registered direct offerings discussed in note 7, as well as the Company’s strategic plan and corresponding budgets for 2010 and forecasts for 2011 and 2012. As a result of this assessment, management believes that the Company has sufficient financial resources to fund planned expenditures and other working capital needs for at least, but not limited to, the 12-month period following the balance sheet date.

6

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at June 30, 2010 and for the three-month and six-month periods ended June 30, 2010 and 2009

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

2                                         New accounting standards and pronouncements

Not yet adopted

In December 2009, the Emerging Issues Committee (“EIC”) of the Canadian Institute of Chartered Accountants (“CICA”) issued abstract EIC-175, “Multiple Deliverable Revenue Arrangements” (“EIC-175”), which requires a vendor to allocate arrangement consideration at the inception of an arrangement to all deliverables using the relative selling price method. EIC-175 also changes the level of evidence of the standalone selling price required to separate deliverables when more objective evidence of the selling price is not available. Given the requirement to use the relative selling price method of allocating arrangement consideration, EIC-175 prohibits the use of the residual method. EIC-175 may be applied prospectively and is applicable to revenue arrangements with multiple deliverables entered into or materially modified in the first annual fiscal period beginning on or after January 1, 2011, with early adoption permitted. The Company is currently evaluating the impact that this guidance may have on its consolidated financial statements.

3                                         Inventory

	As at June 30,	As at December 31,
	2010	2009
	$	$
Raw materials	2,060	2,998
Work in progress	1,455	1,417
Finished goods	244	—
	3,759	4,415

4                                         Intangible assets and goodwill

The change in the net book value of intangible assets is summarized below.

$
Cost as at December 31, 2009	41,715
Impact of foreign exchange rate changes	(5,927)
Cost as at June 30, 2010	35,788
Accumulated amortization as at December 31, 2009	(24,681)
Amortization expense	(747)
Impact of foreign exchange rate changes	3,566
Accumulated amortization as at June 30, 2010	(21,862)
Net book value as at June 30, 2010	13,926

7

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at June 30, 2010 and for the three-month and six-month periods ended June 30, 2010 and 2009

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The change in carrying value of goodwill is as follows:

$
Balance as at December 31, 2009	10,246
Impact of foreign exchange rate changes	(1,456)

Balance as at June 30, 2010	8,790

5                                         Supplemental disclosure of cash flow information

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
	$	$	$	$
Changes in operating assets and liabilities
Accounts receivable	(114)	(1,680)	(1,396)	152
Inventory	(601)	270	109	(170)
Prepaid expenses and other current assets	(534)	(5,198)	(1,545)	(10,893)
Deferred charges and other long-term assets	(103)	—	(141)	(3,000)
Accounts payable and accrued liabilities	1,790	(869)	(923)	659
Deferred revenues	—	—	—	30,000
Income taxes	—	—	(331)	(29)
	438	(7,477)	(4,227)	16,719

6                                         Employee future benefits

The Company’s subsidiary in Germany provides unfunded defined benefit pension plans and unfunded postemployment benefit plans for some groups of employees. Provisions for pension obligations are established for benefits payable in the form of retirement, disability and surviving dependent pensions.

For the three-month and six-month periods ended June 30, 2010, total defined benefit pension expenses amounted to approximately $262,000 and $549,000, respectively ($196,500 and $379,500, respectively, for the same periods in 2009). During the three-month and six-month periods ended June 30, 2010, total expenses related to other defined benefit plans amounted to approximately $59,000 and $133,000, respectively ($99,200 and $177,200, respectively, for the same periods in 2009).

8

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at June 30, 2010 and for the three-month and six-month periods ended June 30, 2010 and 2009

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

7              Registered direct offerings

On April 20, 2010, the Company completed a registered direct offering of 11,111,111 units, with each unit consisting of one common share and a warrant to purchase 0.40 of a common share, at a price of $1.35 per unit (the “April 2010 Offering”).

Total proceeds raised upon completion of the April 2010 Offering amounted to $15,000,000, less cash transaction costs of approximately $1,315,000. The securities described above were offered by the Company pursuant to a shelf prospectus dated March 12, 2010 and a prospectus supplement dated April 15, 2010.

The Company granted warrants (the “April 2010 Investor Warrants”) to the investors who participated in the April 2010 Offering. Each April 2010 Investor Warrant entitles the holder to purchase 0.40 of a common share at an exercise price of $1.50 per share. The April 2010 Investor Warrants are exercisable between October 20, 2010 and October 20, 2015, and, upon complete exercise, would result in the issuance of an aggregate of 4,444,444 common shares.

The Company estimated the fair value attributable to the April 2010 Investor Warrants of $3,639,815 as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied: a risk-free annual interest rate of 2.56%, expected volatility of 87.3%, an expected term of 5 years, a dividend yield of 0.0% and an issue-date market share price of $1.24. Transaction costs allocated to the April 2010 Investor Warrants amounted to approximately $309,000.

The April 2010 Investor Warrants may be exercised, at the option of the holder, by cash payment of the exercise price or, upon the existence of certain conditions, by “cashless exercise”, which means that in lieu of paying the aggregate exercise price for the shares being purchased upon exercise of the warrants in cash, the holder would receive the number of shares underlying the warrants equal to the quotient obtained by applying a formula, as defined by the terms of each April 2010 Investor Warrant. The Company will not receive additional proceeds to the extent that these warrants are exercised by cashless exercise.

The exercise price and number of common shares issuable on exercise of the April 2010 Investor Warrants may be adjusted in certain circumstances, including stock dividends or splits, subsequent rights offerings, pro-rata distributions and pursuant to transactions involving the merger or consolidation of the Company with another entity or other Fundamental Transaction, as defined in the warrant.

Additionally, and notwithstanding anything to the contrary, in the event of any type of Fundamental Transaction, as defined in the warrant, the Company or any successor entity shall, at the Company’s option, have the right to require the holders thereof to exercise the April 2010 Investor Warrants, or, at the holder’s option, purchase the April 2010 Investor Warrants from the holders by paying the holders an amount of cash equivalent to the Black-Scholes value, as defined, of the remaining unexercised portion of the Investor warrant on the date of the consummation of an aforementioned Fundamental Transaction.

On June 21, 2010, the Company completed a second registered direct offering of 8,805,964 units, with each unit consisting of one common share and a warrant to purchase 0.50 of a common share, at a price of $1.3725 per unit (the “June 2010 Offering”).

9

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at June 30, 2010 and for the three-month and six-month periods ended June 30, 2010 and 2009

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Total proceeds raised upon completion of the June 2010 Offering amounted to $12,086,186, less cash transaction costs of approximately $783,000. The securities described above were offered by the Company pursuant to a shelf prospectus dated March 12, 2010 and a prospectus supplement dated June 15, 2010.

The Company granted warrants (the “June 2010 Investor Warrants”) to the investors who participated in the June 2010 Offering. Each June 2010 Investor Warrant entitles the holder to purchase a common share at an exercise price of $1.3725 per share. The June 2010 Investor Warrants are exercisable between June 21, 2010 and June 21, 2015, and, upon complete exercise, would result in the issuance of an aggregate of 4,402,982 common shares.

The Company estimated the fair value attributable to the June 2010 Investor Warrants of $3,502,572 as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied: a risk-free annual interest rate of 2.05%, expected volatility of 89.3%, an expected term of 5 years, a dividend yield of 0.0% and an issue-date market share price of $1.18. Transaction costs allocated to the June 2010 Investor Warrants amounted to approximately $223,000.

The June 2010 Investor Warrants may be exercised, at the option of the holder, by cash payment of the exercise price or, upon the existence of certain conditions, by “cashless exercise”, as defined and discussed above. The Company will not receive additional proceeds to the extent that warrants are exercised by cashless exercise.

The exercise price and number of common shares issuable on exercise of the June 2010 Investor Warrants may be adjusted in certain circumstances, including stock dividends or splits, subsequent rights offerings, pro-rata distributions and pursuant to transactions involving the merger or consolidation of the Company with another entity or other Fundamental Transaction, as defined in the warrant.

Additionally, and notwithstanding anything to the contrary, in the event of any type of Fundamental Transaction, as defined in the warrant, the Company or any successor entity shall, at the Company’s option, have the right to require the holders thereof to exercise their June 2010 Investor Warrants, or, at the holder’s option, purchase the June 2010 Investor Warrants from the holders by paying the holders an amount of cash equivalent to the Black-Scholes value, as defined, of the remaining unexercised portion of the June 2010 Investor Warrant on the date of the consummation of an aforementioned Fundamental Transaction.

The Company also granted warrants (the “June 2010 Compensation Warrants”) to the sole placement agent (and to certain of its designated representatives) engaged in connection with the June 2010 Offering.  Each June 2010 Compensation Warrant entitles the holder to purchase a common share at an exercise price of $1.7156 per share. The June 2010 Compensation Warrants are exercisable between June 15, 2010 and June 15, 2015, and, upon complete exercise, would result in the issuance of 264,178 common shares.

The Company estimated the fair value attributable to the June 2010 Compensation Warrants of $198,609 as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied:  a risk-free annual interest rate of 2.04%, expected volatility of 89.4%, an expected term of 5 years, a dividend yield of 0.0% and an issue-date market share price of $1.18. The initial fair value of the June 2010 Compensation Warrants has been accounted for as additional transaction costs, since the instruments were granted to the sole placement agent as part of the terms of the underlying engagement and in recognition of the efforts made in connection with the June 2010 Offering.

10

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at June 30, 2010 and for the three-month and six-month periods ended June 30, 2010 and 2009

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The terms of the June 2010 Compensation Warrants, with the exception of the exercise price and contractual period of exercise, are substantially the same as those underlying the June 2010 Investor warrants discussed above.

8              Stock option plan and share purchase warrants

The following tables summarize the activity under the Company’s stock option plan.

Canadian Dollar Options:

	Six months ended June 30, 2010		Year ended December 31, 2009
	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (CAN$)

Balance - Beginning of period	5,920,588	2.72	4,490,759	3.28
Granted	25,000	1.79	1,448,422	0.95
Exercised	(14,967)	0.72	—	—
Forfeited	(16,500)	0.95	(15,000)	0.55
Expired	—	—	(3,593)	1.73

Balance - End of period	5,914,121	2.73	5,920,588	2.72

US Dollar Options:

	Six months ended June 30, 2010		Year ended December 31, 2009
	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)

Balance - Beginning of period	293,334	2.83	313,334	2.76
Forfeited	—	—	(20,000)	1.78

Balance - End of period	293,334	2.83	293,334	2.83

11

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at June 30, 2010 and for the three-month and six-month periods ended June 30, 2010 and 2009

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

A summary of the activity related to the Company’s share purchase warrants is provided below.

	Six months ended June 30, 2010		Year ended December 31, 2009
	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)

Balance - Beginning of period	4,110,603	1.70	—	—
Granted	9,111,604	1.44	4,110,603	1.70
Exercised	(116,667)	1.25	—	—

Balance - End of period	13,105,540	1.53	4,110,603	1.70

9              Financial instruments and financial risk management

Fair value

The Company has established the following classifications for its financial instruments in accordance with CICA Handbook Section 3862 (“Section 3862”):

•                  cash and cash equivalents and restricted cash are classified under “Assets Held for Trading”;

•                  accounts receivable are classified under “Loans and Receivables”; and

•                  accounts payable and accrued liabilities, long-term payable and other long-term liability are classified under “Other Financial Liabilities”.

The carrying values of all of the aforementioned financial instruments approximate their fair values due to their short-term maturity or to the prevailing interest rates of these instruments, which are comparable to those of the market.

Fair value for the Company’s financial instruments was established pursuant to the provisions of Section 3862, which establishes a hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).  The input levels discussed in Section 3862 are:

Level 1 –                   Unadjusted quoted prices in active markets for identical assets or liabilities. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 –                   Quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

12

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at June 30, 2010 and for the three-month and six-month periods ended June 30, 2010 and 2009

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Level 3 –                   Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following table sets forth the Company’s financial assets subject to fair value measurements as at June 30, 2010:

	Level 1	Level 2	Level 3
	$	$	$

Cash	40,268	—	—
Cash equivalents	—	5,043	—
Restricted cash	—	755	—
	40,268	5,798	—

Financial risk management

Since the Company operates internationally, it is exposed to currency risks as a result of potential exchange rate fluctuations related to non-intragroup transactions. Fluctuations in the US dollar (“US$”) and the Canadian dollar exchange rates vis-à-vis the euro (“EUR”) could have a potentially significant impact on the Company’s results of operations. The following variations are reasonably possible over a 12-month period:

•                  Foreign exchange rate variation of -5% (depreciation of the EUR) and +5% (appreciation of the EUR) against the US$, from a period-end rate of EUR1 = US$1.2244.

If these variations were to occur, the impact on the Company’s net loss for each category of financial instruments held at June 30, 2010 would be as follows:

	Carrying	Balances denominated in US$
	amount	-5%	+5%
	$	$	$

Cash and cash equivalents	41,755	2,088	(2,088)
Total impact on net loss - (increase)/decrease		2,088	(2,088)

13

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at June 30, 2010 and for the three-month and six-month periods ended June 30, 2010 and 2009

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

10           Net loss per share

The following table sets forth pertinent data relating to the computation of basic and diluted net loss per share.

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
	$	$	$	$

Net loss	(4,450)	(13,080)	(10,330)	(25,468)
Basic weighted average number of shares outstanding	72,918,880	53,655,087	68,031,569	53,422,571
Dilutive effect of stock options	429,044	383,252	278,805	255,015
Dilutive effect of warrants	156,071	—	—	—

Diluted weighted average number of shares outstanding	73,503,995	54,038,339	68,310,373	53,677,586

Items excluded from the calculation of diluted net loss per share because the exercise price was greater than the average market price of the common shares or due to their anti-dilutive effect

Stock options	4,071,643	4,045,500	4,387,540	4,045,500
Warrants (number of equivalent shares)	11,388,873	2,148,936	13,105,540	2,148,936

For the three-month and six-month periods ended June 30, 2010 and 2009, diluted net loss per share was the same as basic net loss per share, since the effect of the assumed exercise of stock options and warrants to purchase common shares is anti-dilutive. Accordingly, diluted net loss per share for these periods was calculated using the basic weighted average number of shares outstanding.

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Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at June 30, 2010 and for the three-month and six-month periods ended June 30, 2010 and 2009

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

11           Differences between Canadian and US GAAP

The accompanying interim consolidated financial statements have been prepared in accordance with Canadian GAAP. Significant measurement and disclosure differences as compared to US GAAP are set out in note 26 to the Company’s most recent annual consolidated financial statements. This note provides a quantitative analysis of significant differences between Canadian and US GAAP as they relate to the Company as at June 30, 2010 and for the three-month and six-month periods ended June 30, 2010 and 2009. All disclosures required in annual financial statements under US GAAP and as per Regulation S-X of the Securities and Exchange Commission in the United States have not been provided in these interim consolidated financial statements.

Reconciliation of net loss to US GAAP

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
	$	$	$	$
Net loss for the period under Canadian GAAP	(4,450)	(13,080)	(10,330)	(25,468)

Change in warrant liability, including amortization of related transaction costs (a)	(1,746)	33	(1,982)	33
Amortization of in-process research and development costs (b)	102	259	212	517

Net loss for the period under US GAAP	(6,094)	(12,788)	(12,100)	(24,918)

Net loss per share
Basic and diluted	(0.08)	(0.24)	(0.18)	(0.47)

Weighted average number of shares outstanding under US GAAP (note 10)
Basic and diluted	72,918,880	53,655,087	68,031,569	53,422,571

Reconciliation of shareholders’ equity to US GAAP

The following summary sets out the significant differences between the Company’s reported shareholders’ equity under Canadian GAAP as compared to US GAAP.

	As at June 30,	As at December 31,
	2010	2009
	$	$

Shareholders’ equity in accordance with Canadian GAAP	22,509	9,226
Net impact of liability accounting for warrants (a)	(9,305)	(1,351)
In-process research and development costs (b)	(1,935)	(2,146)
Shareholders’ equity in accordance with US GAAP	11,269	5,729

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Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at June 30, 2010 and for the three-month and six-month periods ended June 30, 2010 and 2009

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Balance sheets

The following table summarizes the significant differences between relevant balance sheet items under Canadian GAAP as compared to US GAAP.

	As at June 30,		As at December 31,
	2010		2009
	As Reported	US GAAP	As Reported	US GAAP
	$	$	$	$

Warrant liability (a)	—	9,305	—	1,351
Intangible assets (b)	13,926	11,991	17,034	14,888

Statements of cash flows

For the three-month and six-month periods ended June 30, 2010, there were no significant differences between the statements of cash flows under Canadian GAAP as compared to US GAAP.

a)              Share purchase warrants

In connection with the two registered direct offerings that were completed in April and June 2010 (see note 7), as well as two registered direct offerings that were completed in June and October 2009, the Company issued warrants to purchase common shares to the institutional investors who participated in the offerings and, as part of most, but not all, of these offerings, to the sole placement agent and its designated representatives. The warrants issued to the institutional investors and to the placement agent (and its designated representatives) in June 2009 are referred to as the “June 2009 Investor Warrants” and the “June 2009 Compensation Warrants”, respectively, while the warrants issued to the institutional investors and to the placement agent (and its designated representatives) in October 2009 are referred to as the “October 2009 Investor Warrants” and the “October 2009 Compensation Warrants”, respectively.

Under Canadian GAAP, the Company has classified and is accounting for all of its outstanding common share purchase warrants as equity, on the basis that these warrants do not embody a contractual obligation on the Company to deliver cash or another financial asset to the holder of these warrants. The conditional written put option that arises upon the occurrence of a Fundamental Transaction, as defined in all outstanding warrants and including a change in control, was not considered to be probable under the CICA’s Emerging Issues Committee Abstract No. 70, Presentation of a Financial Instrument Labelled as a Share When a Future Event or Circumstance May Affect the Issuer’s Obligations. Under US GAAP, the Company has determined that the common share purchase warrants are within the scope of guidance now codified as the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480, Distinguishing Liabilities from Equity (“Topic 480”), and as such has classified and is accounting for these instruments as a liability. Topic 480 states that financial instruments, which contain a written put option even if that repurchase feature is conditional on a defined contingency, should be classified as a liability if such contingency ultimately could result in the transfer of assets by the issuer.

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Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at June 30, 2010 and for the three-month and six-month periods ended June 30, 2010 and 2009

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The total warrant liability would be included for US GAAP purposes within the long-term liabilities section of the consolidated balance sheet and carried at fair value. Any changes to the fair value of the warrant liability would be reflected within other income (expenses) in the consolidated statement of operations.

The table presented below shows the assumptions applied to the Black-Scholes pricing model in order to determine the fair value of warrants outstanding as at June 30, 2010.

	June 2009 Investor Warrants	June 2009 Compensation Warrants	October 2009 Investor Warrants	October 2009 Compensation Warrants	April 2010 Investor Warrants	June 2010 Investor Warrants	June 2010 Compensation Warrants
Market-value per share price	$1.15	$1.15	$1.15	$1.15	$1.15	$1.15	$1.15
Exercise price	$2.06	$2.35	$1.25	$1.50	$1.50	$1.37	$1.72
Risk-free annual interest rate	0.47%	0.47%	1.53%	0.74%	1.79%	1.78%	1.77%
Expected volatility	124.9%	124.9%	94.6%	118.3%	89.4%	89.6%	89.7%
Expected life (years)	1.50	1.50	4.33	2.33	5.00	4.98	4.96
Expected dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

The Black-Scholes valuation methodology uses “Level 2” inputs in calculating fair value, as defined in guidance now codified as ASC Topic 820, Fair Value Measurements and Disclosures (“Topic 820”), which establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). Level 2 inputs are those which are either directly or indirectly observable as of the reporting date and include financial instruments that are valued using models or other valuation methodologies, such as the Black-Scholes pricing model.

b)              Research and development costs

Under US GAAP, prior to the issuance of ASC Topic 805, Business Combinations, in-process research and development acquired in a business combination is written off at the time of acquisition. Under Canadian GAAP, in-process research and development acquired in a business combination is capitalized and amortized over its estimated useful life.

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Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at June 30, 2010 and for the three-month and six-month periods ended June 30, 2010 and 2009

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

New accounting standards and pronouncements

a)              Adopted in 2010

ASC Topic 810, Consolidation (“Topic 810”)

In June 2009, the FASB amended the consolidation guidance in Topic 810 for variable interest entities. Amendments include the elimination of the exemption for qualifying special purpose entities, a new approach for determining who should consolidate a variable-interest entity and changes to when it is necessary to reassess who should consolidate a variable-interest entity. This guidance is effective for years beginning after November 15, 2009, for interim periods within those years, and for interim and annual reporting periods thereafter. The Company adopted this guidance on January 1, 2010, and there has been no impact on the Company’s consolidated financial statements.

ASC Topic 860, Transfers and Servicing (“Topic 860”)

In June 2009, the FASB amended Topic 860 to remove the concept of a qualifying special-purpose entity and the exception from applying Topic 810 to qualifying special-purpose entities. This guidance contained in Topic 860 must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter.  Topic 860 must be applied to transfers occurring on or after the effective date. The Company adopted this guidance on January 1, 2010, and there has been no impact on the Company’s consolidated financial statements.

Accounting Standards Update (“ASU”) 2010-06, Improving Disclosures about Fair Value Measurements (“ASU 2010-06”)

The FASB recently issued ASU 2010-06 to enhance the usefulness of fair value measurements. The amended guidance requires both the disaggregation of information in certain existing disclosures, as well as the inclusion of more robust disclosures about valuation techniques and inputs to recurring and nonrecurring fair value measurements. ASU 2010-06 amends the disclosures about fair value measurements in Topic 820 and is effective for interim and annual reporting periods beginning after December 15, 2009, except for disaggregation requirements for the reconciliation disclosure of Level 3 measurements, which is effective for fiscal years beginning after December 15, 2010 and for interim periods within those years. The Company adopted this guidance on January 1, 2010, and there has been no impact on the Company’s consolidated financial statements.

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Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at June 30, 2010 and for the three-month and six-month periods ended June 30, 2010 and 2009

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

b)              Future accounting changes

ASC Topic 605, Revenue Recognition (“Topic 605”)

In October 2009, the FASB amended Topic 605 to include a consensus ratified by the FASB’s Emerging Issues Task Force relating to multiple-deliverable revenue arrangements. These amendments significantly change certain guidance pertaining to revenue arrangements with multiple deliverables and modify the separation criteria of Topic 605 by eliminating the criterion for objective and reliable evidence of fair value for the undelivered products or services. The amendments also eliminate the use of the residual method of allocation and require instead that arrangement consideration be allocated at the inception of the arrangement to all deliverables based on their relative selling price. This guidance is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. Management is currently evaluating the impact that this guidance may have on the Company’s consolidated financial statements.

ASU 2010-13, Compensation—Stock Compensation (“ASU 2010-13”)

ASU 2010-13, issued in April 2010, addresses the classification of a share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades.  Topic 718, Compensation—Stock Compensation, is amended to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades shall not be considered to contain a market, performance, or service condition.  Therefore, such an award is not to be classified as a liability if it otherwise qualifies as equity classification.  The amendments in ASU 2010-13 are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010.  The Company does not expect that this guidance will have any impact on its consolidated financial statements.

ASU 2010-17, Revenue Recognition—Milestone Method (“ASU 2010-17”)

ASU 2010-17, issued in April 2010, provides guidance on defining a milestone under Topic 605 and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions.  Consideration that is contingent on achievement of a milestone in its entirety may be recognized as revenue in the period in which the milestone is achieved only if the milestone is judged to meet certain criteria to be considered substantive.  The amendments in ASU 2010-17 are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010.  Early adoption is permitted. The Company is currently evaluating the impact, if any, that this guidance will have on its consolidated financial statements.

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